UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 *

Smart Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83168E 103
(CUSIP Number)

Mark Seifer
647 Mill Pointe Dr.
Milford MI, 48381
(248) 321-0121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 83168E 103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark Seifer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,000,000 shares of Common Stock
8. SHARED VOTING POWER 0 shares of Common Stock
9. SOLE DISPOSITIVE POWER 7,000,000 shares of Common Stock
10. SHARED DISPOSITIVE POWER 0 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.8%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Shares”), of Smart Holdings, Inc. (the “Issuer”), a Nevada corporation. The principal executive offices of the Issuer are located at 647 Mill Pointe Dr., Milford, MI 48381.

Item 2. Identity and Background

Mark Seifer is the Chief President, CEO, CFO, Principal Accounting Officer, Secretary, Treasurer and Chairman of the Board of the Issuer.  The Issuer was incorporated in the State of Nevada on December 6, 2005.  The Issuer is a consulting company, headquartered in Milford, Michigan, which plans to offer a variety of strategic business consulting services to public and private companies. Currently, the Issuer provides financial and business consulting services to its clients. The services offered include due diligence, mergers and acquisition consulting, and strategic business planning. The Issuer works with both private and public companies.  The Issuer’s long-term focus is to create lasting relationships with its clients. The Issuer also provides strategic consulting services and business plan development for start-up companies and has the expertise to work with its clients through the public offering process by making introductions to underwriters, broker dealers and market makers as well as post-offering support services such as the development of road show and research materials.

Mr. Seifer’s business address is the principal executive office of the Issuer, listed in Item 1 above. Mr. Seifer is a United States citizen.

During the last five years, Mr. Seifer has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 6, 2005 (the “Effective Date”), the Issuer, issued to Mr. Seifer, 7,000,000 Common Shares as founder’s shares in exchange for his organizational services rendered to the Company at its inception (“the Exchange”).

Item 4. Purpose of Transaction

The Exchange described in Item 3 was made for the purpose of investment.  Mr. Seifer is the president, chief executive officer, and founder of the Issuer.  Mr. Seifer may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.  Except to the extent of the foregoing, and as set forth in the last paragraph of this Item, including in his capacity as chairman and chief executive officer, Mr. Seifer has no plans or proposals that relate to, or could result in, any of the matters as follows:

a.
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than those shares offered in the prospectus and registration statement on Form SB-2 declared effective on May 1, 2007);

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer's business or corporate structure;

g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

However, Mr. Seifer has received at least one inquiry concerning the possible acquisition of his control position in the Issuer.  From time to time, Mr. Seifer may, and in all likelihood will, pursue opportunities that will lead to the disposition of his shares and a change of control of the Issuer. No agreement or understanding has been reached for the purchase and sale of the Reporting Person’s control position or other lesser amount of the Reporting Person’s Shares in the Issuer.

Item 5. Interest in Securities of the Company

(a) –(b)
 The following disclosure assumes that there are 9,000,000 Common Shares issued and outstanding as of the Effective Date.  As of that date, Mr. Seifer beneficially owns, has sole power to vote, and sole power of disposition over 7,000,000 Common Shares which equates to 77.8% of the entire Common Shares outstanding.

(c)	The issuance of the shares to the Reporting Person is the only transaction within the last 60 days by the Reporting Person.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A copy of the Issuer’s Form SB-2/A is attached as Exhibit 1 to this Schedule 13D, which is incorporated herein, in its entirety, by reference.   There are no other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer other than as described in Form SB-2/A.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1 1.1	Form SB-2/A filed with the Securities and Exchange Commission on March, 23 2007. Prospectus of registrant as included in Form SB-2/A

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 15, 2008	By:	/s/ Mark Seifer
Mark Seifer
Mark Seifer, President, CEO, CFO, Principal Accounting Officer, Secretary, Treasurer and Chairman of the Board